Exhibit: 4.4

FUNDING ADDENDUM

Pursuant to the Loan Agreement dated December 12, 2008, between Freedom Environmental Services, Inc., borrower and Diane L. Perlman, lender, the following loan funding amounts and dates memorialize the current loan amount pursuant to the Loan Agreement as of December 31, 2008.

This Funding Addendum shall become part of the Loan Agreement.

	Date	Amount	Balance
Shareholder Loan Diana Perlman		USD	USD
Loan Funding	10/02/2008	10,500.00	10,500.00
Loan Funding	10/31/2008	21,750.00	32,250.00
Loan Funding	11/14/2008	155,000.00	187,250.00
Loan Funding	12/12/2008	75,000.00	262,250.00
Loan Funding	12/25/2008	31,000.00	293,250.00
Total · Shareholder Loan - Diana Perlman		293,250.00	293,250.00

TOTAL		293,250.00	293,250.00

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